

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2011

<u>Via Facsimile</u>
Raul Goncalves Pinheiro
President
Auto Home Lock, Inc.
Rua Presidente Lincoln 218
Atibaia
Sao Paulo, Brazil 12945-040

> **Re: Auto Home Lock, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 26, 2011**
> **File No. 333-175792**

Dear Mr. Pinheiro:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears from your disclosure that you may be a blank check company under Section (a)(2) of Rule 419 of the Securities Act of 1933. We note, for example, that since inception, you have not generated any revenues, you do not appear to have any written agreements to provide products or services to any party, you do not appear to have any dedicated full-time or part-time employees and, although you have presented a plan of operation, you have no website. We also note that you have only issued penny stock, and only to one person. Please tell us why you believe that you are not a blank check company. Alternatively, revise the registration statement to disclose that you are a blank check company and that any future offerings of your securities would need to comply with Rule 419.

<u>Prospectus Cover Page</u>

2.   Revise here and the summary to disclose that you do not expect to be able to execute
        your business plan unless you raise at least [_____] in this offering.

<u>Summary, page 7</u>

3.   Revise to clearly describe how you intend to generate revenues. In this respect, clarify
        here and in the business section what you expect your product or service to be. Do you
        intend to sell a product, such as an installed locking system, or a service, such as the
        installation of the locking system? Also, will your customers be end users or insurance
        companies/alarm companies.

4.   Please revise to disclose the duration and cost to (i) complete development and testing of
        the prototype that you reference on page 7 and (ii) commence commercial sale of your
        product. If the maximum amount raised in this offering is insufficient to cover these
        costs, please disclose the amount of the shortfall and how you intend to acquire sufficient
        funding.

5.   Please reconcile your disclosure in the sixth paragraph on page 7 that you will search for
        partnerships after developing and testing your product with your disclosure in the table
        on page 16 which appears to indicate that you would spend funds on negotiating these
        contracts even though product development and testing is not complete.

6.   Please revise your disclosure in the first paragraph on page 8 to clarify whether the
        $10,007 in anticipated costs is inclusive or exclusive of the $5,937 in current liabilities.

7.   Please also revise the fifth paragraph to disclose the estimated cost of meeting all
        financial obligations for the next twelve months and the amount you expect you will need
        to become operational. In addition, disclose whether you have investigated Mr.
        Pinheiro's financial position to determine whether he is able to satisfy his commitment to
        fund obligations if insufficient moneys are raised in this offering.

8.   Please revise the penultimate paragraph on page 8 to disclose whether you are a "shell
        company" as defined in Rule 405.

<u>Risk Factors, page 10</u>

9.   It appears that you have not sought patent or other intellectual property rights in
        connection with your locking system. Please include a risk factor to this effect.

10.   Please add a risk factor, and also amend your summary and business discussions, to
        address the fact that potential end users may need to replace all of the doors on their
        house to implement your planned locking system, or tell us why this is not the case.

11.   Please include appropriate risk factor disclosure concerning the ability of shareholders to enforce their legal rights under United States securities laws, in light of your sole officer and director's location outside the United States.

12.   Please include a risk factor, as applicable, concerning your chief financial officer's/chief accounting officer's lack of a professional background in accounting or finance; include in your risk factor, to the extent appropriate, the risks you may face in establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)).

We may require additional financing…, page 11

13.   Please quantify the amount of additional funds you will require.

Our auditors have issued…, page 11

14.   Your disclosure here and on page 41 suggests that Mr. Pinheiro may not loan funds sufficient to meet your reporting obligations for the next twelve months. Please reconcile this disclosure with your disclosures on pages 8 and 17 which indicate that he has committed to providing this funding.

Dilution, page 18

15.   Your post offering net tangible book value should be calculated by adding net offering proceeds, as opposed to gross offering proceeds, to your May 31, 2011 historical net tangible book value. Please revise your disclosures accordingly. Refer to Item 506 of Regulation S-K.

Description of Business, page 24

16.   Revise to describe each step you plan to take to become operational through to revenue generation. In connection with this disclosure, provide estimated timelines and costs for each step, as well as sources of funds. Please also amend your summary, as appropriate, to disclose when you will take the actions you reference in your disclosure.

Financial Statements, page 28

17.   We reference your disclosure on page 28 that you will provide audited financial statements to your stockholders on an annual basis prepared by an independent Certified Public Accountant. Please revise to clarify the involvement by the independent Certified Public Accountant and to clarify who prepares your financial statements. Please see the requirements in Rule 2-01 of Regulation S-X.

18.   Please update the financial statements when required by Rule 8-08 of Regulation S-X.

Statement of Operations, page 32

19.   Please provide us your computation of the weighted average number of shares and of the loss per common share.

Note 2. Property, page 35

20.   We reference the disclosure that the company does not own or rent any property and that your offices are provided for no charge by the president. Please revise to clarify how these amounts are recorded in your financial statements.

Note 3. Going Concern, page 37

21.   Please expand your disclosures to address management's viable plans to overcome the financial difficulties. Please disclose your specific plan of operations, the expected time frame for the development of your products and services, necessary funding, and planned source of this funding. Please also discuss the company's ability or inability to generate sufficient cash to support operations for the next twelve months. For guidance, see Section 607.02 of the Financial Reporting Codification. Please also provide a similar discussion in the Capital Resources and Liquidity Section of your MD&A.

Other Expenses of Issuance and Distribution, page 46

22.   We note your disclosure on page 17 that the $7,500 in audit fees covers audits required for the next twelve months. Please revise to disclose only the expenses used in connection with the issuance and distribution of the securities in this offering. Please refer to Regulation S-K, Item 511.

Undertakings, page 48

23.   Please revise your undertakings to ensure that they all apply to your offering and that internal references are consistent with the numbering of this section.

Exhibits

24.   Please file the subscription agreement for this offering as an exhibit to the registration statement.

Exhibit 23

25.   To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeanne Bennett at 202-551-3606 or Brian Cascio, Accounting Branch Chief, at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at 202-551-6262 or me at 202-551-3528 with any other questions.

Sincerely,

/s/ Russell Mancuso for

Amanda Ravitz
Assistant Director

cc (via facsimile): Thomas E. Puzzo, Esq.